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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20645

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Tice Technology, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                        Common Stock Purchase Warrants
________________________________________________________________________________
                         (Title of Class of Securities)


                                 886337 11 2
        _______________________________________________________________
                                (CUSIP Number)

                               P. Bradley Walker
                             88 Walker Creek Road
                       Walker, West Virginia  26180-9948
                                (304) 485-5000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 1, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 886337 11 2                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON: P. Bradley Walker
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: not included


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS* (see instructions)
 4
      0
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            36,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          52,000
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      88,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (see instructions).
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
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      TYPE OF REPORTING PERSON (see instructions).
14
      IN
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Item 1.  Security and Issuer.

                        Common Stock Purchase Warrants
                                      of
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee 37918

Item 2.  Identity and Background.

         a)  Name:              P. Bradley Walker

         b)  Business address:  88 Walker Creek Road
                                Walker, West Virginia  26180-9948

         c) Present principal occupation: Consultant, PBW consulting, 88 Walker Creek Road, Walker, West Virginia 26180-9948.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdeameanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

         f)  Citizenship:  Unites States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The securities were acquired in a distribution from a closed end investment company under a registration statement.

Item 4.  Purpose of Transaction.

         The closed-end investment company distributed most of the shares and warrants of the issuer it received to its shareholders (primarily institutional investors) creating a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering. Mr. Walker may sell or exercise the warrants from time to time.

Item 5.  Interest in Securities of the Issuer.

         Mr. Walker has the following interests on Common Stock Purchase Warrants of Tice Technology, Inc.:



                                    3
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                                          Aggregate      Percent
                                           Number       of Class
                                           ------       --------

            (a)  Beneficially Owned        88,000         8.8%

            (b)  Sole Voting Power         36,000         3.6%
                 Shared by Voting Power    52,000         5.2%
                 Sole Disposition Power    36,000         3.6%
                 Shared Disposition Power  52,000         5.2%

            (c) No transactions in Common Stock Purchase Warrants of the issuer were effected by Mr. Walker in the last sixty days.

            (d) The warrants for which Mr. Walker has shared voting or dispositive power are warrants held by The Walker Group, Inc. The Walker Group, Inc. is a family holding company for which Mr. Walker is a control person.

            (e)  No applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the informtion set forth in this statement is true, complete and correct.

Date: February 12, 1998

/s/ P. Bradley Walker
-----------------------------
P. Bradley Walker

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